UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ....to..........

Commission file number......1-14959..... Brady Corporation

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

BRADY CORPORATION BRADY MATCHED 401(k) PLAN
f/k/a BRADY CORPORATION BRADYGOLD PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BRADY CORPORATION
6555 WEST GOOD HOPE ROAD
PO BOX 571
MILWAUKEE WI 53202-0571

Brady Corporation
Brady Matched 401(k) Plan

Financial Statements as of and for the Years Ended December 31, 2005 and 2004, Supplemental Schedule as of December 31, 2005, and Report of Independent Registered Public Accounting Firm

BRADY CORPORATION
BRADY MATCHED 401(K) PLAN

TABLE OF CONTENTS

NOTE: All other schedules required by Section 2520.103–10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act ("ERISA") of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
555 E. Wells Street, Suite 1400
Milwaukee, WI 53202-3824
USA

Tel: +1 414 271 3000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrators of the Brady Corporation
Brady Matched 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Brady Corporation Brady Matched 401(k) Plan (the "Plan") as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2005 financial statements taken as a whole.

Deloitte & Touche LLP

June 22, 2006

BRADY CORPORATION
BRADY MATCHED 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS:		
Cash	$ 6,283	$ 552
Mutual funds	114,131,751	105,921,325
Common collective trust fund	17,554,568	18,540,192
Brady Corporation common stock	4,464,926	3,595,445
Loans	2,353,337	2,643,815
Total investments	138,510,865	130,701,329
Receivables:		
Employer contributions	557,364	540,236
Participant contributions	214,588	211,131
Total receivables	771,952	751,367
Total assets	139,282,817	131,452,696
LIABILITIES—Excess contributions payable	160,699	
NET ASSETS AVAILABLE FOR BENEFITS	$ 139,122,118	$ 131,452,696

See notes to financial statements.

BRADY CORPORATION
BRADY MATCHED 401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Contributions:		
Participant contributions	$ 6,504,426	$ 5,951,038
Employer contributions	3,137,442	2,871,607
Total contributions	9,641,868	8,822,645
Investment income:		
Net appreciation in fair value of investments	6,057,691	6,713,063
Dividends	2,464,394	1,341,789
Interest	183,041	147,713
Net investment income	8,705,126	8,202,565
DEDUCTIONS:		
Benefits paid to participants	10,636,590	6,469,004
Administrative expenses	40,982	47,567
Total deductions	10,677,572	6,516,571
INCREASE IN NET ASSETS	7,669,422	10,508,639
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	131,452,696	120,944,057
End of year	$139,122,118	$131,452,696

See notes to financial statements.

1. DESCRIPTION OF PLAN

The following description of the Brady Corporation Brady Matched 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General—The Plan, as amended and restated January 1, 2001, is a defined contribution plan, which provides retirement benefits to substantially all full-time employees of Brady Corporation (the "Company"). The Plan does not provide benefits for employees covered by a collective bargaining agreement, leased employees, co-op students, on-call employees or interns. The Plan allows employee contributions to qualify as salary reduction contributions pursuant to Section 401(k) of the Internal Revenue Code. An employee may become a participant in the Plan on the first day of the month coinciding or following the employee's initial employment date.

Contributions—Each year, participants may contribute up to 25% of their annual base compensation subject to the statutory maximum. These voluntary contributions can be withdrawn in whole or part in case of qualifying emergencies (as defined in the Plan), subject to certain restrictions. The Company is required to contribute a 100% matching contribution of up to 4% of the participants' annual base compensation, subject to compensation limits of $200,000, adjusted for inflation. Participants self-direct all participant and Company contributions.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution (net of participant forfeitures) and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments—Investment options include eleven equity funds, one common collective trust fund, one common collective fund, one bond fund, two money market funds, and Brady Corporation Class A non-voting common stock.

Vesting—The Plan provides for full vesting of participants' contributions from the date they are made. The Company's contributions become vested on a straight line basis over a three-year period of continuous service. The participants' share of the Company contribution becomes fully vested, in any event, upon normal retirement at age 65, termination due to permanent or total disability or death.

Participants may withdraw their vested interests upon retirement, approved hardship withdrawal, death, disability, or other termination of employment. Withdrawals are made at the participant's option in the form of a lump sum, installments, annuity, or in-kind in shares of Brady Corporation Class A non-voting common stock.

Upon partial or complete termination of the Plan or upon permanent discontinuance of contributions by the Company, all account balances of the participants become fully and completely vested. Distribution of such account balances shall be made by the trustee to the participants within a reasonable time.

Participant Loans—Participants may borrow from their plan accounts a minimum of $1,000 and up to 50% of their account balance with a maximum of $50,000. The loans are secured by the balance in the participant's account and bear interest at the prime rate. As of December 31, 2005, the interest rates on outstanding loans range from 4% to 10%.

Payment of Benefits—On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a ten-year period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeited Accounts—During December 31, 2005 and 2004, forfeited nonvested accounts were used to reduce future employer contributions by $51,966 and $142,497, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Participant loans are valued at the outstanding loan balances.

The Plan invests in the PNC Brady Stable Asset Fund. The PNC Brady Stable Asset Fund is made up of the PNC Investment Contract Fund and Blackrock Money Market Fund. The PNC Investment Contract Fund is a common collective trust that invests in fully benefit responsive guaranteed investment contracts ("GICs") and synthetic guaranteed investment contracts ("SGICs"). The GICs and SGICs are recorded at contract value, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses—Administrative expenses of the Plan are paid by the Plan as provided in the Plan Document.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the plan but have not yet been paid were $0 and $24,387 at December 31, 2005 and 2004, respectively.

Excess Contributions Payable—The Plan is required to return contributions received during the plan year in excess of the Internal Revenue Code ("IRC") limits to the contributing participants. There were excess contributions for the year ended December 31, 2005 in the amount of $160,699.

3. INVESTMENTS

The value of investments held which exceeded 5% of the net assets available for benefits was as follows:

Issuer	Description	Fair Value
At December 31, 2005:		
Fidelity Securities Fund	Fidelity Diversified International Fund	$ 9,220,472
PNC Bank, N.A.	Blackrock Money Market Portfolio*	7,667,745
Fidelity Securities Fund	Fidelity Advisors Intermediate Bond Fund	8,569,052
Fidelity Securities Fund	Vanguard Institutional Index Fund	15,141,541
PNC Bank, N.A.	PNC Investment Contract Fund*	17,554,568
Fidelity Securities Fund	Fidelity Advisors Equity Growth Fund	40,831,169
At December 31, 2004:		
American Funds	American Fund Washington Mutual Investors Fund	6,613,052
Fidelity Securities Fund	Fidelity Diversified International Fund	6,822,037
PNC Bank, N.A.	Blackrock Money Market Portfolio*	7,628,944
Fidelity Securities Fund	Fidelity Advisors Intermediate Bond Fund	7,809,625
Fidelity Securities Fund	Vanguard Institutional Index Fund	14,267,120
PNC Bank, N.A.	Brady Stable Asset Fund*	18,540,192
Fidelity Securities Fund	Fidelity Advisors Equity Growth Fund	44,735,163

*Party-in-interest

During the year ended December 31, 2005 and 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2005	2004
Equity Funds	$4,707,748	$5,090,635
Bond Mutual Fund	(223,897)	(106,992)
Money Market Mutual Fund	197,872	53,183
Common Collective Trust Fund	719,687	588,283
Brady Corporation Common Stock	656,281	1,087,954
Net appreciation of investments	$6,057,691	$6,713,063

4. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan provisions to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in unvested employer matching contributions in their accounts.

5. FEDERAL INCOME TAX STATUS

The Plan is a prototype plan and its sponsor received a determination letter dated, November 19, 2001, in which the Internal Revenue Service stated that the prototype plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and that, therefore, the Plan continues to qualify under Section 401(a) and the related trust continues to be tax-exempt as of December 31, 2005. Therefore, no provision for income taxes is included in the Plan's financial statements.

6. RELATED PARTY TRANSACTIONS

The Plan invests in Company common stock. In addition, certain plan investments represent shares of mutual funds and collective trust funds managed by the Trustee. These transactions are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under ERISA regulations. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

* * * * * *

SUPPLEMENTAL SCHEDULE FURNISHED

PURSUANT TO

DEPARTMENT OF LABOR'S RULES AND REGULATIONS

BRADY CORPORATION
BRADY MATCHED 401(K) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2005

Par Value, Units or Shares	Description	Fair Value
	EQUITY FUNDS:	
188,042	MFS Emerging Markets Equity Fund	$ 5,725,881
851,004	Fidelity Advisors Equity Growth Fund	40,831,169
283,358	Fidelity Diversified International Fund	9,220,472
61,741	PIMCO Commodity Real Return	917,471
326,573	PNC Small Cap Growth Equity Portfolio*	5,473,359
571,646	American Century Small Cap Value Fund	5,510,665
217,822	American Fund Washington Mutual Investors Fund	6,715,437
101,760	T. Rowe Price Retirement 2010	1,479,593
231,987	T. Rowe Price Retirement 2020	3,616,680
127,344	T. Rowe Price Retirement 2030	2,093,542
70,709	T. Rowe Price Retirement 2040	1,168,107
132,809	Vanguard Institutional Index Fund	15,141,541
		97,893,917
	COMMON COLLECTIVE TRUST FUND—	
6,302,670	PNC Investment Contract Fund*	17,554,568
	BOND FUND—	
791,233	Fidelity Advisors Intermediate Bond Fund	8,569,052
	MONEY MARKET FUNDS:	
7,407,852	Blackrock Money Market Portfolio*	7,667,745
1,037	Brady Stock Liquidity Fund*	1,037
		7,668,782
	COMMON STOCK—	
123,409	Brady Corporation Class A Non-voting*	4,464,926
	CASH	6,283
	PARTICIPANT LOANS—At prime; due through December 31, 2031*	2,353,337
	TOTAL ASSETS (HELD AT END OF YEAR)	$138,510,865

*Party-in-interest.

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Deloitte & Touche LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BRADY CORPORATION
BRADY MATCHED 401(k) PLAN
f/k/a BRADY CORPORATION
BRADYGOLD PLAN

Date: June 27, 2006

Barb Bolens
Plan Administrative Committee
Member

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-44505 on Form S-8 of our report dated June 22, 2006, appearing in this Annual Report on Form 11-K of Brady Corporation Brady Matched 401(k) Plan for the year ended December 31, 2005.

Deloitte & Touche LLP

Milwaukee, Wisconsin
June 27, 2006